Exhibit 2.1

DATED      5 MAY 2017

(1)  BUSINESS LOGIC SYSTEMS LIMITED

AND

(2)  EVOLVING SYSTEMS BLS LIMITED

AND

(3) EVOLVING SYSTEMS INC.

ASSET PURCHASE AGREEMENT

TABLE OF CONTENTS

		Page No.

1	INTERPRETATION	1
2	PHASE 1 OF THE INTERIM PERIOD	10
3	PHASE 2 OF THE INTERIM PERIOD	10
4	CONDITION	11
5	AGREEMENT TO SELL AND PURCHASE	12
6	PURCHASE PRICE	13
7	PRE-COMPLETION OBLIGATIONS	13
8	COMPLETION	13
9	WARRANTIES	14
10	LIMITATIONS ON CLAIMS	15
11	LIABILITIES OF THE SELLER AND THE BUYER	16
12	VALUE ADDED TAX	16
13	RISK AND INSURANCE	17
14	THE EMPLOYEES	17
15	THE BUSINESS CONTRACTS	20
16	BOOK DEBTS AND QUALIFYING RECEIVABLES	21
17	RESTRICTIONS ON SELLER	21
18	GUARANTEE	23
19	GROSSING UP	24
20	CONFIDENTIAL INFORMATION	24
21	ANNOUNCEMENTS	25
22	FURTHER ASSURANCE	25
23	ASSIGNMENT	25
24	ENTIRE AGREEMENT	26
25	VARIATION AND WAIVER	26
26	COSTS	26
27	NOTICES	26
28	INTEREST	27
29	SEVERANCE	28
30	AGREEMENT SURVIVES COMPLETION	28
31	THIRD PARTY RIGHTS	28
32	SUCCESSORS	28
33	COUNTERPARTS	28
34	RIGHTS AND REMEDIES	28
35	GOVERNING LAW AND JURISDICTION	28

THIS AGREEMENT is made on     5 MAY2017

BETWEEN:

(1)                                 BUSINESS LOGIC SYSTEMS LIMITED incorporated and registered in England and Wales with company number 3536760 whose registered office is at Buckingham House, West Street, Newbury, Berkshire RG14 1BE (“Seller”);

(2)                                 EVOLVING SYSTEMS BLS LIMITED incorporated and registered in England and Wales with company number 10723209 whose registered office is at 2nd Floor 31 Chertsey Street, Guildford, Surrey GU1 4HD (“Buyer”); and

(3)                                 EVOLVING SYSTEMS INC., 9777 Pyramid Court, Suite 100, Englewood, Colorado 80112, USA (“Guarantor”).

(together, the “parties” and each, a “party”).

RECITALS

A                                       The Business is carried on by the Seller under the Business Name.

B                                       The Seller has agreed to sell and transfer, and the Buyer has agreed to buy, the Business (together with the Assets) as a going concern on the terms and conditions set out in this agreement.

C                                       The Guarantor is a party to this agreement for the purpose of entering into the guarantee and indemnity set out in clause 18.

IT IS AGREED as follows:

1                                         INTERPRETATION

1.1                              The definitions and rules of interpretation in this clause 1 shall apply in this agreement.

“Accounts” means the unaudited accounts relating to the Business as at and to the Accounts Date, comprising a balance sheet together with the notes thereon;

“Accounts Date” means 31 December 2016;

“Applicable Law” means (with respect to any person, property, transaction, event or other matter) any law, rule, statute, regulation, instrument, order, judgment, decree, treaty or other requirement having the force of law in any jurisdiction (collectively, the “Law”) relating or applicable to such person, property, transaction, event or other matter.  “Applicable Law” also includes, where appropriate, any interpretation of the Law (or any part thereof) by any person having jurisdiction over it, or charged with its administration or interpretation;

“Assets” means the assets to be sold and transferred to the Buyer under this agreement as described in clause 5.1;

“Assumed Liabilities” means all amounts incurred by the Seller that have not yet become due and payable to trade and other creditors of the Business as at the Effective Time (other than the Excluded Liabilities);

“Book Debts” means all trade and other debts and amounts owing to the Seller as at the Effective Time in respect of goods or services supplied by the Seller in the ordinary course of carrying on the Business (whether or not invoiced) prior to the Effective Time;

“Business” means the business of providing customer value management solutions and data-driven marketing solutions carried on by the Seller under the Business Name at the Effective Time;

“Business Contracts” means the Customer Contracts, Supplier Contracts, IT Contracts, IP Licences, and the Leasing and Hire Agreements and all other contracts, arrangements, licences and other commitments relating to the Business entered into on or before, and which remain to be performed in whole or in part at, the Effective Time, which have been entered into by or for the benefit of the Seller, or the benefit of which is held in trust for or has been assigned or subcontracted to the Seller;

“Business Day” means a day other than a Saturday, Sunday or public holiday when banks in London are open for business;

“Business Information” means all information, know-how and techniques (whether or not confidential and in whatever form held) which in any way relate to any of the following:

(a)                                all or any part of the Business or Assets;

(b)                                any products manufactured or sold or services rendered by the Business;

(c)                                 any documentation, formulae, designs, specifications, drawings, data, manuals or instructions relating to (a) or (b) above;

(d)                                suppliers, distributors or agents of the Business;

(e)                                 the operations, management, administration or financial affairs of the Business (including any accounts, business plans or forecasts, information relating to future business development or planning and information relating to litigation or legal advice); and

(f)                                  the sale or marketing of any of the products manufactured or sold or services rendered by the Business, including all customer names and lists, sales and marketing information (including targets, sales and market share statistics, market surveys, discounts, commissions, rebates and reports on research);

“Business Intellectual Property Rights” means Intellectual Property Rights owned, used or held for use by the Seller or any member of the Seller Group in, or, in relation to or in connection with, the Business (including those set out in Part 1 of Schedule 7);

“Business Name” means Business Logic Systems or BLS and any representation or application of it, whether in terms of packaging, get-up or otherwise, as used in the Business on or before the Completion Date and any other name which is similar to it or capable of being confused with it;

“Buyer’s Solicitors” means Osborne Clarke LLP of One London Wall, London, EC2Y 5EB;

“CAA 2001” means Capital Allowances Act 2001;

“Cash” means all cash in hand of the Seller or in the Seller’s bank accounts on the Completion Date and all cheques and securities representing it;

“Claim” means all and any Warranty Claims or Indemnity Claims;

“Companies Acts” means the Companies Act 1985 and the Companies Act 2006;

“Completion” means the completion of the sale and purchase of the Business (comprising the Assets) in accordance with this agreement;

“Completion Date” means:

(a)                                the date that is five Business Days after the Condition at clause 4.1 has been satisfied (or waived by the Buyer in accordance with clause 4.5), or, if the parties have agreed a different date in writing, that date; or

(b)                                if Completion is deferred in accordance with clause 8.4, the date to which Completion is so deferred;

“Completion Payment” means the sum of £1,200,000;

“Connected” has the meaning, in relation to a person, given in section 1122 of the Corporation Tax Act 2010;

“Current Use” means in relation to the Property, the current use at the date of this agreement;

“Customers” means companies, including such companies’ affiliates and subsidiaries, that have either: (i) made past payments for products and services of the Business or (ii) requested and received a written proposal regarding the products and services of the Business and have provided feedback in writing about the proposal within 12 months of the Completion Date, a definitive list of which is set out in Schedule 5;

“Customer Communications Plan” the plan agreed between the parties to approach the Customers between the date of this agreement and the Completion Date in the form set out in Schedule 18;

“Customer Contracts” means all contracts, engagements or orders entered into on or before the Effective Time by or on behalf of the Seller with Customers for the manufacture, sale, loan or hire of goods or equipment or provision of services by the Seller in connection with the Business which, at the Effective Time, remain to be performed in whole or in part by the Seller, a definitive list of which is set out in Schedule 3;

“Determination Date” means the date of agreement or determination of the Working Capital Statement in accordance with Schedule 15.

“Disclosed” means fairly disclosed (with sufficient details to identify the nature and scope of the matter disclosed) in or under the Disclosure Letter;

“Disclosure Letter” means a letter from the Seller to the Buyer with the same date as this agreement together with the bundle of documents attached to it (“Disclosure Bundle”), each in the agreed form;

“Dispute Notice” has the meaning set out in Schedule 15;

“DPA 1998” means the Data Protection Act 1998;

“Earn-out Payments” has the meaning set out in paragraph 1.1 of Schedule 14;

“Effective Time” means 5 pm on the Completion Date;

“Employee Communications Plan” the plan agreed between the parties to approach the Employees between the date of this agreement and the Completion Date in the form set out in Schedule 19;

“Employees” means employees employed by the Seller in the Business immediately prior to the Effective Time, being those employees listed at Part 1 of Schedule 4 (UK Employees), Part 2 of Schedule 4 (Romania Employees), Part 3 of Schedule 4 (Malaysian Employees) and Part 4 of Schedule 4 (International Employees), provided such employees are still employed in the Business at the Effective Time;

“Employee Liability Information” means the information set out in Regulation 11(2) of the TUPE;

“Employee Termination Amount” means the lower of (i) the total amount of properly and reasonably expended termination, redundancy or settlement payments made by the Buyer in the three months following Completion in relation to the termination of any Employees (in respect of which prior written notification is given to the Seller) or (ii) £100,000,

“Encumbrance” means any interest or equity of any person (including any right to acquire, option or right of pre-emption) or any mortgage, charge, pledge, lien, assignment, hypothecation, security interest, title retention or any other security agreement or arrangement;

“Excluded Assets” means the assets and rights set out in clause 5.2 as being excluded from the Transaction;

“Excluded Contract Liabilities” means all liabilities of the Seller relating to or arising in connection with:

(a)                                any breach of contract (including any breach of a Business Contract) or breach of duty which are attributable to any act, neglect, omission or default of any member of the Seller Group or any of their employees, sub-contractors or agents before the Effective Time; or

(b)                                any product or service delivered or performed by any member of the Seller Group or any service performed by any member of the Seller Group before the Effective Time;

“Excluded Liabilities” means:

(a)                                all amounts incurred by the Seller that have become due and payable to trade and other creditors of the Business prior to the Effective Time;

(b)                                any fees of corporate advisors, legal advisors or tax advisors incurred by the Seller in connection with the Transaction;

(c)                                 the Excluded Contract Liabilities;

(d)                                the Outstanding Loans;

(e)                                 any and all liabilities in respect of National Insurance, PAYE, VAT or other Taxation which are either attributable to the Seller or are in respect of the Business, the Assets or the Employees relating to the period ending on the Effective Time;

(f)                                  all bank and other overdrafts and loans and any connected penalties, charges or fees owing by the Seller, and

(g)                                 for the avoidance of doubt, any liabilities or obligations relating to the matters set out in paragraphs 2.1, 6.1.4 (only in respect of the directors’ fees payable in respect of William Wallis to Stockford Limited), 11.11 and 11.13 of Part 1 (General Warranties) and paragraph 1.1 of Part 6 (Taxation) of the Disclosure Letter;

“Fixed and Moveable Assets” means all of the fixed plant and machinery, furniture, templates, tooling, implements, chattels and equipment wherever situated and used or intended for use in connection with the Business attached or fixed to the Property as at the Effective Time and the loose plant including moveable plant, machinery and equipment, tenant’s fixtures and fittings, desktop computers, spare parts, tooling, the Office Equipment used or intended for use in connection with the Business, including all those items described in Schedule 6;

“Fundamental Warranties” means the Warranties set out in paragraphs 1 and 8.3 of Part 1 of Schedule 12 and the Tax Warranties;

“Goodwill” means the goodwill and other know-how of the Seller in relation to the Business including the exclusive right for the Buyer to represent itself as carrying on the Business in succession to the Seller and to use the Business Name and all trade names associated with the Business;

“Group” means in relation to a company, that company, any subsidiary undertaking or any parent undertaking from time to time of that company, and any subsidiary undertaking from time to time of a parent undertaking of that company. Each company in a Group is a member of the Group;

“Guaranteed Obligations” means all present and future obligations and liabilities of the Buyer under this agreement and all agreements and obligations entered into pursuant to or in connection with it, including all money and liabilities of any nature from time to time due, owing or incurred by the Buyer under this agreement (or any agreement entered into pursuant to or in connection with it).

“HMRC” means HM Revenue & Customs;

“Indemnities” means the indemnities set out in clauses 11.2, 14.3.9, 14.4.2, 14.5 and 14.10;

“Indemnity Claim” means a claim under any of the Indemnities;

“Intellectual Property Rights” means patents, utility models, rights to inventions, copyright and related rights, moral rights, trade marks and service marks, business names and domain names, rights in get-up and trade dress, goodwill and the right to sue for passing off, rights in designs, rights in computer software, database rights, rights to use, and protect the confidentiality of, confidential information (including know-how), and all other intellectual property rights, in each case whether registered or unregistered and including all applications and rights to apply for and be granted, renewals or extensions of, and rights to claim priority from, such rights and all similar or equivalent rights or forms of protection which subsist or will subsist now or in the future in any part of the world;

“Interest Rate” means interest at a rate of 4% per annum above the base lending rate from time to time of Barclays Bank plc;

“Interim Period”  means the period from (and including) the date of this agreement up to (and including) the Effective Time or, if earlier, the termination of this agreement in accordance with its terms (which, for the avoidance of doubt shall comprise Phase 1 and Phase 2);

“IP Licences” means licences, agreements, authorisations and permissions (in whatever form, and whether express or implied) under which the Seller or any member of the Seller Group uses or exploits any Business Intellectual Property Rights or Business Information owned by any member of the Seller Group or any third party (including those specified in Part 2 of Schedule 7);

“IT Contracts” means all agreements and arrangements under which any third party (including any member of the Seller’s Group or any source code deposit agent) provides any element of, or services relating to, the IT System (including leasing, hire purchase, licensing, maintenance and services agreements;

“IT System” means all computer hardware (including network and telecommunications equipment), databases (Databases) and software (including associated preparatory materials, user manuals and other related documentation) owned, used, leased or licensed by or in relation to the Business (including those set out in Part 1 of Schedule 11);

“Key Customers” means each of the Customers who are counterparties to the Key Customer Contracts;

“Key Customer Contracts” means the Customer Contracts which are of material importance to the Business, a definitive list of which is set out in Schedule 16;

“Landlord Consent” means the written consent of the landlord of the Property, as required for assignment of the Lease in accordance with the terms of the Lease;

“Lease” means the lease (including any supplemental documents) under which the Property is held;

“Leasing and Hire Agreements” means all contracts, engagements or orders entered into on or before the Effective Time by or on behalf of the Seller in relation to the leasing, lease purchase or hire of goods or equipment for use in the Business which at the Effective Time remain to be performed in whole or in part, being those contracts described in Schedule 8;

“Longstop Date” means 5 pm on the date which is 60 days from the day of commencement of Phase 2 or such later time and date as may be agreed in writing by the Buyer and the Seller;

“Losses” includes all liabilities, costs, expenses, damages and losses (including but not limited to any direct, indirect or consequential losses, loss of profit, loss of reputation and all interest, penalties and legal costs (calculated on a full indemnity basis) and all other reasonable professional costs and expenses);

“Malaysian Employees” means the employees employed by the Malaysian Subsidiary immediately prior to the Effective Time, being those employees listed at Part 3 of Schedule 4 (Malaysian Employees), provided such employees are still employed by the Malaysian Subsidiary at the Effective Time;

“Malaysian Subsidiary” means Business Logic Systems SDN. BHD;

“Management Accounts” means the unaudited management accounts of the Seller, comprising a balance sheet as at 31 March 2017 and a profit and loss account for the period which commenced on 1 January 2017and ended on 31 March 2017;

“Office Equipment” means all loose or severable items of office equipment furniture and furnishings and the IT System but excluding fixed equipment forming part of the Property and used or intended for use in connection with the Business;

“Outstanding Loans” means the amounts owing by the Seller to 3T Technology LLC and Stockford Limited;

“Pension Benefits” means any pensions, allowances, lump sum or other like benefits payable on retirement, death, termination of employment (whether voluntary or not or whether arising from a transfer of an undertaking within the meaning of TUPE 1981 or TUPE or otherwise) or during periods of sickness or disablements, for the benefit of any of the Employees (or ex-employees) or directors (or ex-directors) of the Seller or for the benefit of the dependants of any such persons.

“Phase 1” means the period from (and including) the date of this agreement up to (and including) 23.59 p.m. on the date falling 14 calendar days following the date of this agreement  (or such later date as the Buyer and the Seller may agree) or, if earlier, the termination of this agreement in accordance with its terms;

“Phase 2” means the period commencing on the calendar day immediately following the completion of Phase 1 up to (and including) the day which is 45 calendar days following the completion of Phase 1 (or such later date as the Buyer and the Seller may agree) or, if earlier, the termination of this agreement in accordance with its terms.

“Prepayments” means the amount the Seller, or any member of the Seller’s Group, has paid or been invoiced in respect of the Business before the Completion Date but the Business will not receive the benefit of the product and/or services until after the Completion Date.]

“Property” means the leasehold property situated at 16 Pitesti Street, Cluj-Napoca, 40119 Romania;

“Purchase Price” means the aggregate consideration for the Business (comprising the Assets) in the amount and to be paid as set out in clause 6.1;

“Qualifying Receivables” means the Book Debts that are listed in Schedule 15;

“Qualifying Receivables Payments” has the meaning set out in clause 16.5;

“Records” means all records and other storage media, regardless of form or characteristics, containing or relating to Business Information or on or in which Business Information is recorded or stored, whether machine-readable or not (including computer disks, hard drives, servers, universal serial bus (USB) sticks, the cloud, books, photographs and other documentary materials) excluding the VAT Records;

“Retention Payment” means £100,000 less the Employee Termination Amount;

“Romania Employees” means the employees employed by the Seller in the Business in Romania immediately prior to the Effective Time, being those employees listed at Part 2 of Schedule 4 (Romania Employees), provided such employees are still employed in the Business at the Effective Time;

“Seller Bank Accounts” means the existing bank accounts in the name of the Seller operated in respect of the Business as at the date of this agreement;

“Seller’s Scheme” means the pension scheme known as the BUSINESS LOGIC SYSTEMS LIMITED Group Self Invested Personal Pension scheme with Standard Life, established with effect from 9th October 2014, and which is registered under Chapter 2 of Part 4 of the Finance Act 2004;

“Seller’s Solicitors” means Irwin Mitchell LLP of Brunel House, 21 Brunswick Place, Southampton SO15 2AQ;

“Supplier Contracts” means all contracts, engagements or orders entered into on or before the Effective Time by or on behalf of the Seller for the supply or sale of goods or services to the Seller in connection with the Business, which at the Effective Time remain to be performed in whole or in part, being the contracts described in Schedule 10;

“Taxation or Tax” means:

(a)                                any form of tax, levy, impost, duty, contribution, customs and other import duties, liability and charge in the nature of taxation and all related withholdings or deductions of any kind (including, for the avoidance of doubt, any liability under section 455 of the Corporation Tax Act 2010 and national insurance contribution liabilities in the United Kingdom) wherever and whenever payable and both of the United Kingdom or any equivalent tax in any other jurisdiction and shall further include any amount payable as a consequence of any claim, direction, order or determination of any Taxation Authority; and

(b)                                all fines, penalties, charges, costs and interest included in or relating to any of the above or to any obligation in respect of any of the above;

whether or not directly or primarily chargeable against or attributable to the Seller and regardless of whether the Seller has, or may have, any right of reimbursement against any other person;

“Taxation Authority” means any government, state or municipality or any local, state, federal or other fiscal, revenue, customs or excise authority, body or official competent to impose, administer, levy, assess or collect Tax in the United Kingdom or elsewhere;

“Tax Warranties” means the warranties set out in Part 6 of Schedule 12;

“Third Party Consent” means a consent, licence, approval, authorisation or waiver required from a third party for the conveyance, transfer, assignment or novation in favour of the Buyer of any of the Assets in terms acceptable to the Buyer;

“Third Party Rights” means the benefit of all rights and claims (other than rights and claims relating to Tax) of the Seller arising on or before the Effective Time out of or in connection with the Business, including but not limited to:

(a)                                all claims against, or rights to make any claims against, any third party in respect of any goods or services sold or supplied to the Seller in connection with the Business on or before the Effective Time where the goods or the subject matter of the services form part of the Business; and

(b)                                all claims against, or rights to make any claims against, insurers or other third parties in respect of loss of or damage or injury caused to the Business to the extent that such loss, damage or injury has not been made good by and at the cost of the Seller on or before the Effective Time;

“Transaction” means the transaction contemplated by this agreement or any part of that transaction;

“TUPE” means the Transfer of Undertakings (Protection of Employment) Regulations 2006 and any other equivalent regulations in Romania;

“TULCRA” means the Trade Union and Labour Relations (Consolidation) Act 1992;

“UK Employees” means the employees employed by the Seller in the Business in England and Wales immediately prior to the Effective Time, being those employees listed at Part 1 of Schedule 4 (UK Employees), provided such employees are still employed in the Business at the Effective Time;

“VAT” means value added tax chargeable under VATA 1994 and any similar replacement or additional tax;

“VAT Records” means all records of the Business which are required to be preserved under paragraph 6 of schedule 11 to VATA 1994;

“VATA 1994” means the Value Added Tax Act 1994;

“Virus” means any program which contains malicious code or infiltrates or damages a computer system without the owner’s informed consent or is designed to do so or which is hostile, intrusive or annoying to the owner or user and has no legitimate purpose;

“Warranties” means the warranties set out in clause 9 and Schedule 12 (including, for the avoidance of doubt, the Fundamental Warranties as repeated on Completion); and

“Warranty Claim” means all and any claims under the Warranties.

1.2                              Clause, Schedule and paragraph headings shall not affect the interpretation of this agreement.

1.3                              References to clauses and Schedules are to the clauses of and Schedules to this agreement and references to paragraphs are to paragraphs of the relevant Schedule.

1.4                              The Schedules form part of this agreement and shall have effect as if set out in full in the body of this agreement. Any reference to this agreement includes the Schedules.

1.5                              A reference to “this agreement” or to “any other agreement or document referred to in this agreement” is a reference to this agreement or such other agreement or document as varied or novated in accordance with its terms from time to time.

1.6                              Unless the context otherwise requires, words in the singular shall include the plural and the plural shall include the singular.

1.7                              Unless the context otherwise requires, a reference to one gender shall include a reference to the other genders.

1.8                              A “person” includes a natural person, corporate or unincorporated body (whether or not having separate legal personality).

1.9                              This agreement shall be binding on, and enure to the benefit of, the parties to this agreement and their respective personal representatives, successors and permitted assigns, and a reference to a party shall include that party’s successors and permitted assigns.

1.10                       A reference to a “company” shall include any company, corporation or other body corporate, wherever and however incorporated or established.

1.11                       A reference to a “holding company” or a “subsidiary” means a holding company or a subsidiary (as the case may be) as defined in section 1159 of the Companies Act 2006.  A reference to a “subsidiary undertaking” or “parent undertaking” means a subsidiary undertaking or parent undertaking as defined in section 1162 of the Companies Act 2006.

1.12                       A reference to “writing” or “written” includes fax but not email (unless otherwise expressly provided in this agreement).

1.13                       Any words following the terms “including”, “include”, “in particular”, “for example” or any similar expression shall be construed as illustrative and shall not limit the sense of the words, description, definition, phrase or term preceding those terms.

1.14                       Where the context permits, “other” and “otherwise” are illustrative and shall not limit the sense of the words preceding them.

1.15                       References to a document in “agreed form” are to that document in the form agreed by the parties and initialled by them or on their behalf for identification.

1.16                       Unless otherwise stated in this agreement, a reference to a statute or statutory provision is a reference to it as amended, extended or re-enacted from time to time provided that, as between the parties, no such amendment, extension or re-enactment made after the date of this agreement shall apply for the purposes of this agreement to the extent that it would impose any new or extended obligation, liability or restriction on, or otherwise adversely affect the rights of, any party.

1.17                       Unless otherwise stated in this agreement, a reference to a statute or statutory provision shall include all subordinate legislation made from time to time under that statute or statutory provision.

1.18                       Any reference to an English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than England, be deemed to include a reference to that which most nearly approximates to the English legal term in that jurisdiction.

1.19                       Any obligation on a party not to do something includes an obligation not to allow that thing to be done.

1.20                       References to times of the day are, unless the context requires otherwise, to London, UK time and references to a day are to a period of 24 hours running from midnight on the previous day.

1.21                       Any amount expressed to be in pounds sterling shall, to the extent that it requires to be expressed in any other currency in order to give full effect to this agreement, be deemed for that purpose to have been converted into the relevant currency immediately before the close of business on the date of this agreement (or, if that is not a Business Day, the Business Day immediately before it). Subject to any applicable legal requirements governing conversions into that currency, the rate of exchange shall be Barclays Bank plc’s spot rate for the purchase of that currency with sterling at the time of the deemed conversion.

2                                         PHASE 1 OF THE INTERIM PERIOD

2.1                              During Phase 1 the parties shall:

2.1.1                     hold meetings and/or have discussions with each of the Key Customers in accordance with the Part 1 of the Customer Communications Plan, and present letters, in the agreed form, to discuss the assignment and/or novation of the Key Customer Contracts; and

2.1.2                     hold preliminary meetings and have initial discussions with such Romanian Employees and in a manner as agreed between the parties in accordance with Part 1 of the Employee Communications Plan.

2.2                               During Phase 1 the Buyer shall set up a corporate presence in Romania to receive the transfer of any of the Assets situated in Romania.

2.3                               The Buyer may, in its sole discretion, terminate this agreement by notice in writing to the Seller at any time during Phase 1:

2.3.1                     if the Buyer is not satisfied with the progress of the meetings and discussions with the Key Customers carried out pursuant to clause 2.1.1;

2.3.2                     if the Buyer is not satisfied with the progress of the meetings and discussions with the Romanian Employees carried out pursuant the clause 2.2;

2.3.3                     in the event of the Seller’s fraud or wilful misconduct; or

2.3.4                     if the Seller commits a material breach of its obligations under this agreement and (if such breach is remediable) fails to remedy that breach within a period of five Business Days after receipt of notice in writing requiring it to do so.

2.4                               The Seller may, in its sole discretion, terminate this agreement by notice in writing immediately upon expiry of Phase 1 in the event of a breach of clause 2.2 by the Buyer.

2.5                               In the event that either party terminates this agreement in accordance with clause 2.3 or 2.4 then this agreement shall cease to have effect immediately, except for:

2.5.1                     the provisions referred to in clause 4.2; and

2.5.2                     any rights, remedies, obligations or liabilities of the parties that have accrued up to the date of termination, including the right to claim damages in respect of any breach of the agreement which existed at or before the date of termination.

2.6                               If, following expiry of Phase 1, neither party has terminated this agreement in accordance with its right set out in clause 2.3 and 2.4 then the agreement shall proceed to Phase 2.

3                                         PHASE 2 OF THE INTERIM PERIOD

3.1                              During Phase 2 the parties shall:

3.1.1                     continue to hold meetings and have discussions with Key Customers in accordance with the Part 1 of the Customer Communications Plan to discuss the assignment and/or novation of the Key Customer Contracts;

3.1.2                     continue to hold meetings and have discussions with the Romanian Employees in accordance with Part 1 of the Employee Communications Plan;

3.1.3                     carry out and give effect to the Customer Communication Plan; and

3.1.4                     carry out and give effect to the Employee Communication Plan.

3.2                               The Buyer may in its sole discretion terminate this agreement by notice in writing to the Seller at any time during Phase 2:

3.2.1                   in the event of the Seller’s fraud or wilful misconduct; or

3.2.2                     if the Seller commits a material breach of clause 8 and (if such breach is remediable) fails to remedy that breach within a period of five Business Days after receipt of notice in writing requiring it to do so.

3.3                               In the event that this agreement is terminated in accordance with clause 3.2 then this agreement shall cease to have effect immediately, except for:

3.3.1                     the provisions referred to in clause 4.2; and

3.3.2                     any rights, remedies, obligations or liabilities of the parties that have accrued up to the date of termination, including the right to claim damages in respect of any breach of the agreement which existed at or before the date of termination.

4                                         CONDITION

4.1                               Completion of this agreement is subject to and conditional upon satisfaction of the Buyer  and the Seller’s obligations to carry out (i) a full and proper TUPE information and consultation process with the UK Employees in accordance with Regulation 13 and 14 of TUPE and; (ii) a full and proper information and consultation process with the Romanian Employees in accordance with Romanian labour laws and regulations on or before the Long Stop Date (“Condition”). Following satisfaction of the Condition the agreement shall proceed to Completion in accordance with the provisions of clause 8.  If the Condition is not satisfied or waived in accordance with clause 4.5 by the Longstop Date this agreement shall terminate and cease to have effect from the Longstop Date except for:

4.1.1                     the provisions referred to in clause 4.2; and

4.1.2                     any rights, remedies, obligations or liabilities of the parties that have accrued up to the date of termination, including the right to claim damages in respect of any breach of the agreement which existed at or before the date of termination.

4.2                               On termination of this agreement in accordance with clause 2.3, 2.4, 3.2  or 4.1 the following clauses shall continue in force:

4.2.1                    Clause 1;

4.2.2                    this clause 4.2;

4.2.3                    Clause 20;

4.2.4                    Clause 24;

4.2.5                    Clause 25;

4.2.6                    Clause 26;

4.2.7                    Clause 27;

4.2.8                    Clause 28;

4.2.9                    Clause 29; and

4.2.10             Clause 35.

4.3                               The Buyer and the Seller shall each use their reasonable endeavours to procure (so far as it lies within their respective powers so to do) that the Condition is satisfied as soon as practicable and in any event no later than the Longstop Date.

4.4                               The Buyer and the Seller shall co-operate fully in all actions necessary to procure the satisfaction of the Condition including (but not limited to) the provision by the parties of all information reasonably necessary to satisfy the Condition, keeping the other party informed of the progress of the satisfaction of the Condition and providing such other assistance as may reasonably be required.

4.5                               The Buyer may, to such extent permitted by Applicable Law and so far as it thinks fit (in its absolute discretion), waive the Condition by notice in writing to the Seller.

5                                         AGREEMENT TO SELL AND PURCHASE

5.1                               On the terms of this agreement, the Seller hereby sells at Completion with full title guarantee and free from Encumbrances or, to the extent that it is not the owner thereof shall procure the sale with full title guarantee and free from Encumbrances, and the Buyer, with a view to carrying on the Business as a going concern, hereby purchases with effect from the Effective Time:

5.1.1                    the Goodwill;

5.1.2                    subject to the Buyer obtaining Landlord Consent, the Property;

5.1.3                    the Fixed and Moveable Assets;

5.1.4                    the benefit (subject to clause 15) of the Business Contracts;

5.1.5                    the Business Information;

5.1.6                    the Records;

5.1.7                    the Business Intellectual Property Rights;

5.1.8                    the Third Party Rights;

5.1.9                    the Book Debts; and

5.1.10              all (if any) of the other assets, property or rights of the Seller relating to or connected with, or belonging to or required for use in, the Business or in the Property and which are not otherwise described (whether described as being included or excluded) in this clause 5.1 but not the Excluded Assets.

5.2                               The following assets shall be excluded from the sale under this agreement:

5.2.1                     all the Seller’s cash-in-hand or at the bank or at any other financial institution; and

5.2.2                     the Seller’s accounts and accounting records which do not relate exclusively to the Business.

5.3                               The sale and purchase of each of the Assets is interdependent and shall be completed simultaneously.

5.4                               The Property shall be assigned to the Buyer in accordance with Romanian legal requirements and the terms of the Lease.

5.5                               The Buyer shall be entitled to the benefit of all contracts relating to the Business placed by any Customer with the Seller on or after the Effective Time, and any payment relating to or connected with any such contract that is or has been received by the Seller shall be paid to the Buyer immediately on receipt (and shall be held on trust by the Seller in the Seller Bank Accounts for the benefit of the Buyer pending such payment).  The Seller shall, prior to Completion, transfer any cash in the Seller Bank Accounts which relates to the Business pre-Completion to another bank account of the Seller.

6                                         PURCHASE PRICE

6.1                               The Purchase Price is the aggregate of:

6.1.1                     the Completion Payment, which shall be paid by the Buyer to the Seller in cash on Completion in accordance with clause 6.3;

6.1.2                     the Retention Payment, which shall be paid by the Buyer to the Seller in cash on the third Business Day following three months from the Completion Date in accordance with clause 6.4;

6.1.3                     the Qualifying Receivables Payments, which shall be calculated and paid in accordance with clause 16.4 by the Buyer to the Seller in sterling by electronic transfer to such accounts of the Seller as is notified to the Buyer; and

6.1.4                     the Earn-out Payments, which shall be calculated and paid in accordance with Schedule 14 by the Buyer to the Seller in sterling by electronic transfer to such account of the Seller as is notified to the Buyer.

6.2                               The Purchase Price shall be deemed to be reduced by the amount of any payment made to the Buyer by the Seller in respect of a Claim and the reduction shall be allocated as nearly as possible to the Assets to which the breach or indemnity relates or, if that is not practicable or possible, in such manner as the Buyer shall decide.

6.3                               The Completion Payment shall be made by the Buyer in sterling by electronic transfer of immediately available funds to the Seller’s Solicitors (who are irrevocably authorised by the Seller to receive the same).

6.4                               The Retention Payment shall be made by the Buyer in sterling by electronic transfer of immediately available funds to such account of the Seller as is notified in writing to the Buyer.

7                                         PRE-COMPLETION OBLIGATIONS

The Seller undertakes to use reasonable endeavours to comply with its undertakings and obligations set out in Schedule 1 at all times during the Interim Period, subject to the confines of any applicable competition law.

8                                         COMPLETION

8.1                               Completion shall take place on the Completion Date at the offices of the Buyer’s Solicitors (or at any other place as may be agreed in writing by the parties).

8.2                               At Completion, the Seller shall comply with its obligations set out in Part 1 of Schedule 2.

8.3                             At Completion, subject to the Seller having complied with its obligations in clause 8.2, the Buyer shall:

8.3.1                   pay the Completion Payment in accordance with clause 6.1 and clause 6.3;

8.3.2                     deliver to the Seller duly executed counterparts of the licences, agreements, assignments and other documents referred to in Part 1 of Schedule 2 to which it is a party; and

8.3.3                     deliver to the Seller a copy of the resolution adopted by the board of directors of the Buyer authorising the Transaction and the execution and delivery by the officers specified in the resolution of this agreement, and any other documents referred to in this agreement as being required to be delivered by it.

8.4                               If the Seller does not comply with clause 8.2 in any material respect, the Buyer may, without prejudice to any other rights or remedies it has (including the right to claim damages for breach of this agreement):

8.4.1                     so far as is practicable, proceed to Completion; or

8.4.2                     defer Completion to a Business Day that is no more than 28 days after the date on which Completion would otherwise have taken place.

8.5                               Following Completion, the Buyer and the Seller shall each comply with their respective obligations set out in Part 2 of Schedule 2

9                                         WARRANTIES

9.1                               The Seller warrants to the Buyer that except as Disclosed, each Warranty is true and accurate on the date of this agreement.

9.2                               The Fundamental Warranties are deemed to be repeated on the Completion Date by reference to the facts then existing. Any reference made to the date of this agreement (whether express or implied) in relation to any Fundamental Warranty shall be construed, in connection with the repetition of the Fundamental Warranties under this clause 9.2, as a reference to the date of such repetition.

9.3                               If, prior to or at Completion, the Seller becomes aware that a Fundamental Warranty, if repeated at Completion in accordance with clause 9.2, will be breached, be untrue or misleading, or has a reasonable expectation that any of those things might occur, it shall immediately:

9.3.1                     notify the Buyer of the relevant occurrence in sufficient detail to enable the Buyer to make an accurate assessment of the situation; and

9.3.2                     if requested by the Buyer, use its reasonable endeavours to remedy the notified occurrence, and

9.4                               the Buyer may at its sole discretion (without prejudice to any other rights or remedies it has):

9.4.1                     (other than in relation to a breach of a Tax Warranty), terminate this agreement by notice in writing to the Seller (and if so terminated, this agreement shall terminate and cease to have effect save for the provisions referred to in clause 4.2 and any rights, remedies and obligations or liabilities of the parties that have accrued up to the date of termination, including the right to claim damages in respect of any breach of the agreement which existed before the date of termination); or

9.4.2                     proceed to Completion.

9.5                               Where a Warranty is qualified by the expression so far as the Seller is aware or any similar expression, the Seller shall be deemed to have the knowledge of the directors and company secretary of the Seller.

9.6                               Each of the Warranties is separate and, unless otherwise specifically provided, is not limited by reference to any other Warranty or any other provision in this agreement.

9.7                               The Seller agrees that the supply of any information by or on behalf of the Employees to the Seller or its advisers in connection with the Warranties, the Disclosure Letter or otherwise shall not constitute a warranty, representation or guarantee as to the accuracy of such information in favour of the Seller. The Seller unconditionally and irrevocably waives all and any rights and claims that it may have against any of the Employees on whom the Seller has, or may have, relied in connection with the preparation of the Disclosure Letter, or agreeing the terms of this agreement, and further undertakes to the Buyer and the Employees not to make any such claims (and undertakes that no other person claiming under or through it will make any such claim or seek such contribution).

9.8                              The Buyer warrants to the Seller that:

9.8.1                     it has the requisite power and authority to enter into and perform this agreement and all other agreements and documents referred to in it;

9.8.2                     this agreement and all other agreements and documents referred to in it constitute (or will, when executed, constitute) binding obligations on the Buyer in accordance with their terms; and

9.8.3                     the Buyer has been duly incorporated, is duly organised and is validly existing and in good standing under the laws of England and Wales.

10                                  LIMITATIONS ON CLAIMS

10.1                        Save as provided in clause 10.6, the provisions of this clause 10 shall operate to limit the liability of the Seller in relation to any Claim.

10.2                        Subject to clause 10.6, the aggregate liability of the Seller for all Claims shall:

10.2.1              be the aggregate amount of all Claims less £25,000; but

10.2.2              shall not exceed £400,000.

10.3                        The Seller shall not be liable for a Claim unless the Seller’s liability in respect of any such Claim exceeds £25,000 and in such event the Seller shall be liable for the whole of the Claim subject to the provisions of clause 11.2.

10.4                        The Seller shall not be liable for a Claim unless notice in writing summarising the nature of the Claim (in so far as it is known to the Buyer) and, as far as is reasonably practicable, the amount claimed, has been given by or on behalf of the Buyer to the Seller:

10.4.1              in the case of a claim made under the Tax Warranties, on or before the fourth anniversary of Completion; or

10.4.2              in any other case, prior to the expiry of the period of 18 months commencing on the Completion Date.

10.5                        The Seller shall not be liable for a Claim to the extent that the Claim relates to matters Disclosed.

10.6                        Nothing in this clause 10 applies to exclude or limit the liability of the Seller:

10.6.1              to the extent that a Claim arises or is delayed as a result of dishonesty, fraud, wilful misconduct or wilful concealment by the Seller, its agents or advisers; or

10.6.2              in respect of a breach of a Fundamental Warranty (other than clause 10.4.1 which will apply to a claim under the Tax Warranties).

11                                  LIABILITIES OF THE SELLER AND THE BUYER

11.1                       The Buyer shall:

11.1.1             with effect from the Effective Time, assume responsibility for the payment and performance of the Assumed Liabilities; and

11.1.2             indemnify the Seller against all Losses suffered or incurred by the Seller arising out of or in connection with the Buyer’s failure to comply with this clause 11.

11.2                       Nothing in this agreement shall pass to the Buyer, or shall be construed as acceptance by the Buyer of, any liability, debt or other obligation of the Seller (whether accrued, absolute, contingent, known or unknown) for anything done or omitted to be done before the Effective Time in the course of or in connection with the Business or the Assets (save to the extent that any such liability is included in the Assumed Liabilities) and the Seller shall:

11.2.1             indemnify the Buyer against all Losses suffered or incurred by the Buyer, including the Excluded Liabilities, arising out of or in connection with any such thing; and

11.2.2             perform any obligation falling due for performance or which should have been performed before the Effective Time, including the Excluded Liabilities.

12                                  VALUE ADDED TAX

12.1                       All sums payable, or consideration given, by:

12.1.1             the Buyer under this agreement are exclusive of VAT and the Buyer shall in addition pay an amount equal to any VAT chargeable on those sums or consideration following receipt of a valid VAT invoice; and

12.1.2             the Seller under this agreement are exclusive of VAT and the Seller shall in addition pay an amount equal to any VAT chargeable on those sums or consideration following receipt of a valid VAT invoice.

12.2                       The Seller and the Buyer intend, expect and agree that article 5 of the Value Added Tax (Special Provisions) Order 1995 shall apply to the sale of the Business and Assets under this agreement.

12.3                       If HMRC, at any time, determines in writing that VAT is payable on the sale of all or some of the Assets, the Seller shall promptly deliver to the Buyer a copy of that written determination and a proper VAT invoice in respect of the VAT payable and the Buyer shall within five days of the receipt of such determination and VAT invoice pay to the Seller a sum equal to:

12.3.1             the amount of VAT determined by HMRC to be chargeable; and

12.3.2             any interest charged by HMRC due to late payment of such VAT to the extent that it results from a breach by the Buyer of any of its obligations under this clause 12.

12.4                       The Buyer:

12.4.1             warrants to the Seller that it is registered for VAT purposes, or it has applied for registration for VAT purposes and requested an effective date on or before the Completion Date;

12.4.2             undertakes to the Seller that it will, on and immediately after Completion, use the Assets to carry on the same kind of business (whether or not as part of any existing business of the Buyer) as that carried on by the Seller in relation to the Assets before Completion.

12.5                       The Seller and the Buyer do not intend to make a joint application to HMRC for the Buyer to be registered for VAT under the VAT registration number of the Seller, under regulation 6(1)(d) of the VAT Regulations 1995. Accordingly, the Seller shall:

12.5.1             retain and preserve the VAT Records after Completion, for a period of not less than six years from Completion (or such longer period as may be required by law);

12.5.2             make the VAT Records available to the Buyer or its agents for inspection (during normal business hours) or copying (at the Buyer’s expense); and

12.5.3             give to the Buyer, in such form as the Buyer may reasonably require, such information contained in the VAT Records as the Buyer may reasonably specify.

13                                  RISK AND INSURANCE

13.1                       Subject to the provisions of Schedule 1, the Seller shall continue to carry on the Business for its own benefit and at its own risk up to the Effective Time. Risk in and ownership of the Assets shall pass to the Buyer at the Effective Time.

13.2                       The Seller shall maintain in force, up to and including the Effective Time, all the policies of insurance which have been Disclosed and shall procure that from the date of this agreement, the interest of the Buyer under or pursuant to this agreement in respect of the Fixed and Moveable Assets and the Property is noted on all such policies effected by or for the benefit of the Seller in respect thereof.

13.3                       If any of the Fixed and Moveable Assets, the Plant or the Property are lost, destroyed or damaged prior to the Effective Time, the Buyer may, by notice in writing to the Seller, require that the insurance monies (if any) recoverable in respect thereof shall be paid to it and the Seller shall direct the insurance company accordingly, and in such event any such insurance monies received by the Seller shall be held by it on trust for the Buyer absolutely.

14                                  THE EMPLOYEES

14.1                       The parties agree that the sale and purchase pursuant to this agreement will constitute a relevant transfer for the purposes of TUPE and, accordingly, that it will not operate so as to terminate the contracts of employment of any of the UK Employees. Such contracts shall be transferred to the Buyer pursuant to TUPE with effect from the Effective Time, except to the extent that such contracts relate to old age, invalidity and survivors’ benefits under any occupational pension scheme.

14.2                       The parties shall cooperate to effect the smooth transfer of the Employees to the Buyer or a member of the Buyer’s Group on the Completion Date whether pursuant to TUPE or otherwise.  The Seller shall (and shall procure that the relevant members of the Seller’s Group shall) use reasonable endeavours to ensure the Employees become employees of the Buyer’s Group from Completion.  To the extent that the Buyer does not wish to retain any Employees following Completion, the Buyer shall use best endeavours to ensure that it complies with all applicable laws in respect of the termination of any Employee.

14.3                       The Seller undertakes to the Buyer:

14.3.1             that it has complied with all of its obligations and those of any of its predecessors (whether or not legally binding or in respect of which it would be expected to comply by any regulatory or other body to which it is subject) due to or in connection with the Employees or anybody representing them (or any of the said obligations the Seller would have had under or in connection with such contracts but for TUPE);

14.3.2             that it has paid and shall pay all sums due to or in relation to the Employees, including accrued but unpaid obligations, up to and including the Effective Time (whether arising under common law, statute, equity or otherwise) including all salaries, wages, bonus or commission, expenses, holiday pay, National Insurance and pension contributions, liability to Taxation and other sums payable in respect of any period up to and including the Effective Time on or before the Effective Time;

14.3.3             that it has complied and shall comply in all respects with its obligations under regulation 11 of TUPE;

14.3.4             that there are no sums owing to or from any Employee other than reimbursement of expenses for the current month and wages for the current salary period;

14.3.5             that it has complied and shall comply in all respects with regulation 13 and 14 of TUPE (and that it has provided and shall provide to the Buyer such information as the Buyer may request in writing in order to verify such compliance);

14.3.6             that it has not in the last 12 months altered and shall not alter (whether to take effect before, on or after the Effective Time) any of the terms of employment or engagement of any of the Employees (without the prior written consent of the Buyer);

14.3.7             that it has not terminated the employment of any of the Employees or any other person employed and/or engaged by the Seller in Business in the six month period prior to the Effective Time and it shall not terminate or take any steps to terminate (constructively or otherwise) the employment of any of the Employees (without the prior written consent of the Buyer);

14.3.8             that it will not employ, engage or transfer any person who is not an Employee to work in the Business without the prior written consent of the Buyer;

14.3.9             to indemnify the Buyer against all Losses suffered or incurred by the Buyer arising out of or in connection with any of the following:

14.3.9.1                       any claim made by an Employee and/or any other person employed and/or engaged by the Seller in Business on or prior to the Effective Time relating to that person’s employment by the Seller prior to the Effective Time;

14.3.9.2                       the termination of employment of any person prior to the Effective Time (including but not limited to any claims of unfair dismissal and/or breach of contract);

14.3.9.3                       the employment of the Employees and/or other person employed and/or engaged by the Seller in Business on or before the Effective Time;

14.3.9.4                       the transfer to the Buyer, by virtue of TUPE, of the employment of any employee of the Seller other than the Employees;

14.3.9.5                       the Seller’s failure to comply with its obligations under regulation 13 and/or 14 of TUPE.

14.4                       If any contract of employment or engagement or collective agreement not Disclosed to the Buyer has effect as if originally made between the Buyer and any person or body or their representatives as a result of the provisions of TUPE or otherwise:

14.4.1             the Buyer may terminate such contract or agreement; and

14.4.2             the Seller shall indemnify the Buyer against all Losses suffered or incurred by the Buyer arising out of or in connection with any of the following:

14.4.2.1                       such termination; or

14.4.2.2                       such contract or collective agreement before the Effective Time, if the Buyer does not terminate such contract or collective agreement.

14.5                       The Seller shall indemnify and keep indemnified the Buyer and the trustees or administrators of any of its pension schemes or any of them, against all Losses arising in connection with any right or alleged right of the Employees to the payment of, or to be considered for the payment of, Pension Benefits (whether or not reduced, unreduced or enhanced) where the right or alleged right relates to membership of a defined benefit occupational pension scheme at any time prior to the Completion Date.

14.6                       Subject to the provisions of clause 14.3.9 above, the Buyer undertakes to the Seller to fully indemnify and hold the Seller’s Group harmless against all Losses arising from or in connection with:

14.6.1             the employment or termination of employment by the Buyer of an Employee from Completion and anything done or omitted to be done by the Buyer’s Group in the Interim Period or on or after the Completion Date relating to that Employee’s employment or termination ; or

14.6.2             an Employee ceasing to be an employee of the Buyer’s Group after the Completion Date.

14.7                       The Buyer undertakes to the Seller to fully indemnify and hold the Seller’s Group harmless against all Losses which a member of the Seller’s Group may suffer, sustain, incur, pay or be put to arising from or in connection with:

14.7.1             the Buyer’s participation in the consultation with UK Employees including, without limitation, any acts or omissions of the Buyer, its communications with UK Employees, and any representations made to UK Employees to the extent that such participation, acts, omissions, communications and representations cause Losses to the Seller that are solely and directly attributable to the Buyer; or

14.7.2             any failure to comply with Regulation 13(4) or change in working conditions or change in terms and conditions of the UK Employees made or proposed by or on behalf of the Buyer or which the Buyer may consider taking to take effect on or after the Effective Time, including claims for constructive dismissal or pursuant to regulations 4(9) or 4(11) of TUPE, save where:

14.7.2.1                       such change/measure is in relation to a working condition and/or a term or condition of an UK Employee’s contract of employment which has not been disclosed to the Buyer;

14.7.2.2                       such claim arises from the manner in which the change/measure was communicated to the UK Employee or any person on behalf of the Employee; and/or

14.7.2.3                       the measures or changes arise because the Buyer’s Group is unable to replicate benefits or terms and conditions provided by the Seller or the Seller’s Group, provided that in such circumstance substantially equivalent benefits or terms and conditions are provided.

14.8                       Without prejudice to the other provisions of this clause 14, the Seller shall give the Buyer such assistance as the Buyer may reasonably require to contest any demand or claim by any person employed or engaged in the Business at or before the Effective Time or their representatives resulting from or in connection with this agreement, subject always to the Seller’s obligations under the DPA 1998.

14.9                       The Seller shall provide to the Buyer such information or documents as the Buyer may reasonably require relating to the terms of employment, pension and life assurance arrangements, health benefits, welfare or any other matter concerning any of the Employees or any trade union, employee representative or body of employees or their representatives or relating to collective agreements or collective or individual grievances in the period before the Effective Time.

14.10                The Seller shall indemnify and keep the Buyer indemnified against all Losses which the Buyer may incur in relation to any Employee or any other person employed in the business prior to the Effective Date arising out of or in connection with (i) any fines or penalties incurred by the Buyer as a consequence of employing any Employee who did not have permission to work or leave to remain in the United Kingdom during his employment by the Seller; (ii) acquiring for any such Employee such permission to work or leave to remain as is necessary to permit the Employee’s continued employment by the Buyer; and (iii) any costs and/or claims arising from any decision by the UK border agency to curtail any such Employee’s leave to remain in the UK including, but not limited to, any costs and/or claims arising from the termination of such Employee’s employment by the Buyer as a consequence.

15                                  THE BUSINESS CONTRACTS

15.1                       The Buyer undertakes to the Seller with effect from the Effective Time to assume the obligations and liabilities of the Seller under the Business Contracts and the Buyer shall indemnify the Seller against all Losses suffered or incurred by the Seller in respect of the non-performance or defective or negligent performance by the Buyer of the Business Contracts after the Effective Time provided that nothing in this agreement shall make the Buyer liable or in any way responsible for any Excluded Contract Liability.

15.2                       If any person making payment after the Effective Time of any sum pursuant to a Business Contract (the benefit of which payment is in accordance with the terms of this agreement to accrue to the Buyer) shall claim any right of set-off or counterclaim in respect of any act or thing done or omitted to be done by the Seller or any other member of the Seller’s Group or their respective employees, agents or sub-contractors before the Effective Time, the Seller shall immediately account to the Buyer, or as it may direct, for an amount equal to the difference between the payment which would have been received had no such right of set-off or counterclaim been exercised or claimed and the payment actually received. Any payment relating to or connected with any Business Contract that is or has been received by the Seller on or after the Effective Time shall be held on trust by the Seller for the benefit of the Buyer pending payment to the Buyer in accordance with paragraph 2 of Part 2 of Schedule 2Schedule 3.

15.3                       This agreement shall constitute an assignment to the Buyer of the benefit of all of the Business Contracts which are capable of assignment (to the extent that the same have not already been legally assigned or novated) without the consent of any third party, in each case, with effect from the Effective Time.

15.4                       Insofar as any of the Business Contracts cannot be assigned to the Buyer without Third Party Consent:

15.4.1             the Seller shall use reasonable endeavours with the co-operation of the Buyer to obtain such consent;

15.4.2             unless and until any such Business Contract is assigned, the Seller shall continue its corporate existence and shall hold such Business Contract and any monies, goods or other benefits received thereunder as trustee for the Buyer and its successors in title absolutely;

15.4.3             the Buyer shall (if such sub-contracting is permissible and lawful under the Business Contract in question), as the Seller’s sub-contractor, perform all the obligations of the Seller under such Business Contract and, where sub-contracting is not permissible, the Buyer shall perform such obligations as agent for the Seller; and

15.4.4             unless and until any such Business Contract is assigned or novated, the Seller shall (so far as it lawfully may) give all such assistance as the Buyer may reasonably require to enable the Buyer to enforce its rights under such Business Contract and (without limitation) shall provide access to all relevant books, documents and other information in relation to such Business Contract as the Buyer may require from time to time.

15.5                       Nothing in this agreement shall be construed as an assignment or attempted assignment if such assignment or attempted assignment would constitute a breach of such Business Contract.

15.6                       If Third Party Consent to assignment or novation of a Business Contract is refused, or otherwise not obtained on terms reasonably satisfactory to the Buyer within 60 Business Days of the Completion Date, the Buyer shall be entitled, at its sole discretion, to require the Seller to serve proper notice to terminate that Business Contract in accordance with the terms of that Business Contract.

15.7                       Nothing in this clause 15 or elsewhere in this agreement shall have the effect of making the Buyer liable in any way under any guarantees or warranties given by the Seller to any Customer in relation to goods sold or services rendered by the Seller before the Effective Time, the liability for which shall remain absolutely with the Seller, save to the extent that such liability falls within the Assumed Liabilities.

16                                  BOOK DEBTS AND QUALIFYING RECEIVABLES

16.1                       The Seller and the Buyer shall cause to be prepared from the accounting records of the Business, within 20 Business Days of Completion, a list of the Book Debts (excluding the Qualifying Receivables) showing (amongst other things) the names of the debtors and the amounts owing to the Seller by each of the relevant debtors.

16.2                       The Buyer shall, following Completion, use all reasonable endeavours on a regular basis to collect the Qualifying Receivables each month without the requirement to expend funds.  Any money received by the Buyer’s Group from a person owing Qualifying Receivables who is also indebted to the Buyer’s Group shall be deemed to have been paid in or towards the discharge of the oldest debt that remains outstanding in the Qualifying Receivables.

16.3                       The Seller shall inform the Buyer of any payments that may be made to the Seller in respect of the Qualifying Receivables.

16.4                       Within 30 days of the public release of the Buyer’s quarterly financial statements, and within 90 days of the public release of its annual financial statements, the Buyer will prepare and deliver to the Seller a statement of Qualifying Receivables, accompanied by payment of the following amount:

16.4.1             for Qualifying Receivables received by the Buyer on or before the first anniversary of Completion, 85% of the amount received or deemed received;

16.4.2             for Qualifying Receivables received by the Buyer after the first anniversary of Completion but on or before the second anniversary of Completion, 50% of the amount received or deemed received in this period.

16.5                       The aggregate of all payments made by the Buyer to the Seller pursuant to clause 16.4 shall be the “Qualifying Receivables Payments”.

16.6                       The obligation of the Buyer under this clause 16 to collect Qualifying Receivables shall cease absolutely 24 months after Completion, and any payments made to the Buyer in respect of such Qualifying Receivables after this time period shall be retained by the Buyer.

16.7                       The obligation of the Buyer to provide the statements of Qualifying Receivables pursuant to clause 16.4 shall cease immediately following the provision of the statement showing the Qualifying Receivables received in the period up to 24 months following Completion.

17                                  RESTRICTIONS ON SELLER

17.1                       In this clause, the following words and expressions shall have the following meanings:

“Restricted Business” means any business which is or would be in competition with any part of the Business, as the Business was carried on at the Completion Date;

“Restricted Customer” means any person who is at Completion, or who has been at any time during the period of 12 months immediately preceding the Completion Date, a client or customer of, or in the habit of dealing with, the Seller or any member of the Seller Group in respect of the Business;

“Restricted Person” means any person who is at Completion, or who is at any time during the 12 months immediately preceding the Completion Date, employed or directly or indirectly engaged by the Seller or any member of the Seller Group in respect of the Business in an executive, managerial, sales or technical role.

17.2                       The Seller covenants that it shall not (and shall procure that no member of the Seller Group shall):

17.2.1             at any time during the period of two years commencing on the Completion Date, in any geographic area in which the Business (or any part of it) is carried on at the Completion Date, carry on or be engaged, concerned or interested in, or in any way assist, a Restricted Business; or

17.2.2             at any time during the period of two years commencing on the Completion Date:

17.2.2.1                       canvass, solicit or otherwise seek the custom of any Restricted Customer with a view to providing goods or services to that Restricted Customer in competition with the Business (or any part of it) as it was carried on at the Completion Date; or

17.2.2.2                       induce or attempt to induce a Restricted Customer to cease conducting business with, or to reduce the amount of business conducted with or to vary adversely the terms upon which it conducts business with the Buyer in connection with the Business or any member of the Buyer Group, or do any other thing which is reasonably likely to have such an effect; or

17.2.3             at any time during the period of two years commencing on the Completion Date, have any business dealings with a Restricted Customer in connection with the provision of goods or services to that Restricted Customer in competition with the Business (or any part of it) as it was carried on at the Completion Date; or

17.2.4             at any time during the period of two years commencing on the Completion Date, have any business dealings with, solicit, entice or attempt to entice away any person who is at Completion, or has been at any time during the period of 12 months immediately preceding the Completion Date, a supplier of goods or services to the Seller or any member of the Seller Group in respect of the Business, if such dealings, solicitation or enticement causes or is reasonably likely to cause such supplier to cease supplying, or reduce its supply of goods or services to the Buyer or any member of the Buyer Group in respect of the Business, or to vary adversely the terms upon which it conducts business with the Buyer or any member of the Buyer Group in respect of the Business; or

17.2.5             at any time during the period of two years commencing on the Completion Date:

17.2.5.1                       offer employment to, enter into a contract for the services of, or otherwise entice or attempt to entice away from the Buyer or any member of its Group, any Restricted Person; or

17.2.5.2                       procure or facilitate the making of any such offer or attempt by any other person in relation to a Restricted Person; or

17.2.6             at any time after Completion, do or say anything which may be harmful to the reputation of the Business.

17.3                       The covenants in clause 17.2 are intended to be for the benefit of, and shall be enforceable by the Buyer and apply to actions carried out by the Seller (or any member of the Seller Group) in any capacity (including as shareholder, partner, director, principal, consultant, officer, agent or otherwise) and whether directly or indirectly, on its own behalf or on behalf of, or jointly with, any other person.

17.4                       Nothing in clause 17.2 shall prevent the Seller (or any member of the Seller Group) from holding for investment purposes only:

17.4.1             units of any authorised unit trust; or

17.4.2             not more than five per cent of any class of shares or securities of any company traded on a recognised investment exchange (within the meaning of FSMA).

17.5                       Each of the covenants in clause 17.2 is a separate undertaking by the Seller and shall be enforceable by the Buyer and any member of its Group to whom it transfers any part of the Business and Assets separately and independently of their right to enforce any one or more of the other covenants contained in that clause.

17.6                       The parties acknowledge that the Seller has confidential information relating to the Business and that the Buyer is entitled to protect the Goodwill of the Business as a result of buying the Business and Assets. Accordingly, each of the covenants in clause 17.2 is considered fair and reasonable by the parties.

17.7                       The consideration for the covenants contained in clause 17.2 is included in the Purchase Price.

18                                  GUARANTEE

18.1                       In consideration of the Seller entering into this agreement, the Guarantor guarantees to the Seller the due and punctual performance, observance and discharge by the Buyer of all the Guaranteed Obligations if and when they become performable or due under this agreement (or (as the case may be) any agreement entered into pursuant to or in connection with it).

18.2                       If the Buyer defaults in the payment when due of any amount that is a Guaranteed Obligation the Guarantor shall, immediately on demand by the Seller, pay that amount to the Seller in the manner prescribed by this agreement (or (as the case may be) any agreement entered into pursuant to or in connection with it) as if it were the Buyer.

18.3                       The Guarantor as principal obligor and as a separate and independent obligation and liability from its obligations and liabilities under clause 18.1 and 18.2, agrees to indemnify and keep indemnified the Seller in full and on demand from and against all and any losses, costs, claims, liabilities, damages, demands and reasonably incurred expenses suffered or incurred by the Seller arising out of, or in connection with the Guaranteed Obligations not being recoverable for any reason, or the Buyer’s failure to perform or discharge any of the Guaranteed Obligations.

18.4                       The guarantee in this clause 18 is and shall at all times be a continuing security and shall cover the ultimate balance of all monies payable by the Buyer to the Seller in respect of the Guaranteed Obligations, irrespective of any intermediate payment or discharge in full or in part of the Guaranteed Obligations.

18.5                       The liability of the Guarantor under the guarantee in this clause 18 shall not be reduced, discharged or otherwise adversely affected by:

18.5.1             any act, omission, matter or thing which would have discharged or affected the liability of the Guarantor had it been a principal obligor instead of a guarantor or indemnifier; or

18.5.2             anything done or omitted by any person which, but for this provision, might operate or exonerate or discharge the Guarantor or otherwise reduce or extinguish its liability under the guarantee.

18.6                       Before claiming from the Guarantor under this clause 19, Seller must make written demand against Buyer with respect to any right or claim for payment against Buyer and allow Buyer thirty (30) days to perform the obligation.

18.7                       The Guarantor shall, on a full indemnity basis, pay to the Seller on demand the amount of all reasonably incurred costs and expenses (including legal and out-of-pocket expenses and any value added tax on them) incurred by the Seller in connection with:

18.7.1             the preservation, or exercise and enforcement, of any rights under or in connection with the guarantee in this clause 18 or any attempt so to do; and

18.7.2             any discharge or release of this guarantee.

18.8                       Until all amounts which may be or become payable by the Buyer under or in connection with this agreement have been irrevocably paid in full, and unless the Seller otherwise directs, the Guarantor shall not exercise any security or other rights it may have by reason of performing its obligations under this clause 18, whether such rights arise by way of set-off, counterclaim, subrogation, indemnity or otherwise.

18.9                       The guarantee in this clause 18 shall be in addition to and independent of all other security which the Seller may hold from time to time in respect of the discharge and performance of the Guaranteed Obligations.

19                                  GROSSING UP

19.1                       If any Taxation Authority brings any sum paid by the Seller under or pursuant to this agreement into charge to Tax, then the Seller shall pay such additional amount as will ensure that the total amount paid, less the Tax chargeable on such amount, is equal to the amount that would otherwise be payable under this agreement.

20                                  CONFIDENTIAL INFORMATION

20.1                       Subject to clause 20.2 each party shall treat as strictly confidential all information received or obtained as a result of entering into or performing this agreement which relates to:

20.1.1             the provisions of this agreement (and in particular, the quantum and timing of payment of the Purchase Price);

20.1.2             the negotiations relating to this agreement;

20.1.3             the terms and subject matter of this agreement;

20.1.4             the fact of the sale of the Business; or

20.1.5             the other party.

20.2                       The Seller undertakes to the Buyer that it shall (and shall procure that each member of the Seller’s Group shall):

20.2.1             keep confidential all confidential information or trade secrets in its knowledge or possession concerning the business, affairs, customers, clients or suppliers of the Business;

20.2.2             not disclose any of the information referred to in clause 20.2.1 in whole or in part to any third party, except as expressly permitted by this clause 20; and

20.2.3             not make any use of any of the information referred to in clause 20.2.1, other than to the extent necessary for the purpose of exercising or performing its rights and obligations under this agreement.

20.3                       Either party may disclose information the disclosure of which would otherwise be in breach of this clause 20 or which would be confidential at common law if and to the extent:

20.3.1             required by the law of any relevant jurisdiction;

20.3.2             required by any securities exchange or regulatory or governmental body to which either party is subject wherever situated;

20.3.3             disclosed to the professional advisers, auditors and bankers of each party for the purpose of advising such party in connection with this agreement, provided that each party shall ensure that its professional advisers, auditors and bankers to whom it discloses the other party’s confidential information comply with this clause 20 or are bound by professional duties of confidence;

20.3.4             the information has come into the public domain (other than as a result of its disclosure by a party in breach of this clause); or

20.3.5             the other party has given prior written approval to the disclosure,

provided that (and to the extent it is legally permitted to do so) any information permitted to be disclosed pursuant to clauses 20.3.1 or 20.3.2 shall be disclosed only after consultation with the other party.

20.4                       The restrictions contained in this clause shall continue to apply after Completion without limit in time.

21                                  ANNOUNCEMENTS

21.1                       Subject to clause 21.2 and except where stated otherwise in this agreement, neither the Buyer nor the Seller shall make or send after the date of this agreement any announcement, communication or circular relating to this agreement unless such party has first obtained the other party’s written consent to the form and text of such announcement, such consent not to be unreasonably withheld or delayed.

21.2                       Clause 21.1 does not apply to an announcement or communication:

21.2.1             required by the law of any relevant jurisdiction or by any securities exchange or regulatory or governmental body to which either party is subject wherever situated in which event the party required to make or send such announcement or communication shall, where applicable, make all reasonable attempts to consult with the other party as to the content of such announcement; or

21.2.2             confirming that the transaction contemplated by this agreement has taken place, or the date of the transaction (but not otherwise revealing any other terms of the transaction).

21.3                       The restrictions contained in this clause shall continue to apply after termination of this agreement without limit in time.

22                                  FURTHER ASSURANCE

The Seller shall (at its own expense) promptly execute and deliver such documents and perform such acts as the Buyer may reasonably require from time to time for the purpose of giving full effect to this agreement, including the transfer of the Assets.

23                                  ASSIGNMENT

23.1                       This agreement shall be binding upon, and enure for the benefit of, the parties’ successors in title.

23.2                       Save as provided in clause 23.3, neither party shall assign all or any part of the benefit of, or its rights or benefits under, this agreement.  Any rights which are the subject of a purported assignment in breach of this clause shall be unenforceable unless and until the breach is rectified.

23.3                       The Buyer may at any time assign all or any part of the benefit of, or its rights or benefits under, this agreement to:

23.3.1             another member of the Buyer’s Group on terms that if any such assignee shall cease to be a member of the Buyer’s Group then (unless such rights shall previously have been assigned to a continuing member of the Buyer’s Group or the other parties shall have agreed otherwise) such rights shall automatically terminate; and/or

23.3.2             with the prior written consent of the Seller (such consent not to be unreasonably withheld or delayed), any person by way of security for borrowings of the Buyer’s Group.

23.4                       The Seller’s liability to any assignee pursuant to an assignment of this agreement made in accordance with this clause 23 shall not be greater than its liability would have been to the Buyer had no assignment taken place.

24                                  ENTIRE AGREEMENT

This agreement constitutes the entire agreement between the parties in relation to the Transaction and supersedes any previous agreement between the parties in respect of the same.

25                                  VARIATION AND WAIVER

25.1                       No variation of this agreement shall be effective unless it is in writing and signed by the parties (or their authorised representatives).

25.2                       A waiver of any right or remedy under this agreement or by law is only effective if it is given in writing and is signed by the person waiving such right or remedy. Any such waiver shall apply only to the circumstances for which it is given and shall not be deemed a waiver of any subsequent breach or default.

25.3                       A failure or delay by any person to exercise any right or remedy provided under this agreement or by law shall not constitute a waiver of that or any other right or remedy, nor shall it prevent or restrict any further exercise of that or any other right or remedy.

25.4                       No single or partial exercise of any right or remedy provided under this agreement or by law shall prevent or restrict the further exercise of that or any other right or remedy.

26                                  COSTS

26.1                       Except as expressly provided in this agreement, each party shall pay its own costs and expenses incurred in connection with the negotiation, preparation and execution of this agreement (and any documents referred to in it).

27                                  NOTICES

27.1                       Any notice given under this agreement shall be given in writing and signed by or on behalf of the party giving it.  Any notice shall be served by delivering it personally, delivered by commercial courier, sent by pre-paid first class post or recorded delivery to the address set out in clause 27.2 and in each case marked for the attention of the relevant party set out in clause 27.2 (or as otherwise notified from time to time). Further, any notice given under clauses 2.3 and 3.2 may be served by delivering such notice by email to the address set out in clause 27.2 (or as otherwise notified from time to time) (provided that if it is sent by email it must also be copied to the address in accordance with the requirements set out above).

27.2                       The addresses of the parties for the purpose of clause 25.1 are as follows:

27.2.1             Seller

Knights Valley Limited, Buckingham House, West Street, Newbury, Berkshire RG14 1BE

For the attention of: William Wallis

Email: wwallis@thepentangle.com

27.2.2             Buyer

9777 Pyramid Court, Englewood, Colorado 80112

For the attention of: Dan Moorhead, CFO

Email: dan.moorhead@evolving.com

27.3                       A notice is deemed to have been received:

27.3.1             delivered personally, at the time of delivery;

27.3.2             if delivered by commercial courier, on signature of a delivery receipt;

27.3.3             if sent by pre-paid first class post or recorded delivery at 9 am on the Second Business Day after posting;

27.3.4             if delivered by email, at the time of transmission.

27.4                       In proving service it shall be sufficient to prove that the envelope containing such notice was properly addressed and delivered to the address shown thereon and, in relation to a notice delivered by email that a confirmation of delivery has been received.

27.5                       A party may notify the other parties to this agreement of a change to its name, relevant addressee and address (or email address) for the purposes of clause 27.2, provided that such notification shall only be effective on:

27.5.1             the date specified in the notification as the date on which the change is to take place; or

27.5.2             if no date is specified or the date specified is less than five Business Days after the date on which notice is given, the date falling five clear Business Days after notice of any such change has been given.

27.6                       For the avoidance of doubt, the parties agree that this clause shall be subject to the Civil Procedure Rules 1998 which shall apply in relation to the service of any document in connection with any proceeding, suit or action arising out of or in connection with this agreement.

28                                  INTEREST

If a party fails to make any payment due to the other party under this agreement by the due date for payment, then the defaulting party shall pay interest on the overdue amount at the Interest Rate. Such interest shall accrue on a daily basis from the due date until actual payment of the overdue amount, whether before or after judgment. The defaulting party shall pay the interest together with the overdue amount.

29                                  SEVERANCE

If any provision or part-provision of this agreement is or becomes invalid, illegal or unenforceable, it shall be deemed modified to the minimum extent necessary to make it valid, legal and enforceable. If such modification is not possible, the relevant provision or part-provision shall be deemed deleted. Any modification to or deletion of a provision or part-provision under this clause shall not affect the validity and enforceability of the rest of this agreement.

30                                  AGREEMENT SURVIVES COMPLETION

This agreement (other than obligations that have already been fully performed) remains in full force after Completion.

31                                  THIRD PARTY RIGHTS

31.1                       Except as expressly set out elsewhere in this agreement, a person who is not a party to this agreement shall not have any rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this agreement.

31.2                       The rights of the parties to terminate, rescind or agree any variation, waiver or settlement under this agreement are not subject to the consent of any other person.

32                                  SUCCESSORS

This agreement (and the documents referred to in it) are made for the benefit of the parties and their successors and permitted assigns, and the rights and obligations of the parties under this agreement shall continue for the benefit of, and shall be binding on, their respective successors and permitted assigns.

33                                  COUNTERPARTS

This agreement may be executed in any number of counterparts, each of which when executed shall constitute a duplicate original, but all the counterparts shall together constitute the one agreement.

34                                  RIGHTS AND REMEDIES

Except as expressly provided in this agreement, the rights and remedies provided under this agreement are in addition to, and not exclusive of, any rights or remedies provided by law.

35                                  GOVERNING LAW AND JURISDICTION

35.1                       This agreement and any dispute or claim arising out of or in connection with it or its subject matter or formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with the law of England and Wales.

35.2                       Each party irrevocably agrees that the courts of England and Wales shall have exclusive jurisdiction to settle any dispute or claim arising out of or in connection with this agreement or its subject matter or formation (including non-contractual disputes or claims).

THIS AGREEMENT HAS BEEN EXECUTED AS A DEED and is delivered and takes effect on the date stated at the beginning of it.

EXECUTED (but not delivered until	)
the date hereof) as a DEED by	)
BUSINESS LOGIC SYSTEMS LIMITED	)
acting by WILLIAM WALLIS, a director	)
in the presence of	)

/S/ WILLIAM WALLIS

EXECUTED (but not delivered until	)
the date hereof) as a DEED by	)
EVOLVING SYSTEMS INC.	)
acting by Thomas Thekkethala and Dan Moorhead	)
as duly authorised representatives	)

/S THOMAS THEKKETHALA
Authorised signatory

/S/ DANIEL J. MOORHEAD
Authorised signatory